UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

SOUTHERN HERITAGE BANCSHARES, INC.
(Name of Issuer)

SOUTHERN HERITAGE BANCSHARES, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

84305Q108
(CUSIP Number of Class of Securities)

Tonya Mitchem Grindon
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
211 Commerce Street, Suite 1000
Nashville, Tennessee 37201
(615) 726-5600
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
*$5,595,581	**$1,119.12

* For purposes of calculation of fee only, this amount is based on 422,627 shares (the number of shares of common stock of the Issuer to be converted into Series A Preferred stock or Class A or Class B common stock in the proposed Reclassification) multiplied by $13.24, the book value per share of common stock computed as of September 30, 2007.

** Determined pursuant to Rule 0-11(b) by multiplying $5,595,581 by 1/50 of 1%.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  _______  Filing Party:_________

Form or Registration No.: _______  Date Filed:__________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page

INTRODUCTION	1

TRANSACTION STATEMENT	2

SIGNATURES	10

EXHIBIT INDEX	11

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Southern Heritage Bancshares, Inc., a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter and approve a reclassification transaction that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A common stock and Class B common stock and Series A Preferred Stock. If the transaction is completed, our shareholders of record who hold between 651 and 1157 shares of common stock will receive shares of Class A common stock, our shareholders holding between 578 and 650 shares of common stock will receive shares of Class B common stock and our shareholders holding 577 shares or less will receive shares of Series A Preferred Stock, all on the basis of one share of Class A common stock, Class B common stock or Series A Preferred Stock for each share of common stock held by such shareholders. Our shareholders of record who hold 1158 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

This Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by Southern Heritage Bancshares, Inc. pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement is incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 19, 2007 as may be amended.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.	SUMMARY TERM SHEET.

Reg. M-A 1001

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Reg. M-A 1002

(a)	Southern Heritage Bancshares, Inc., 3020 Keith Street, N.W., Cleveland, Tennessee 37320, phone number: (423) 473-7980.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK - Common Stock” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption "MARKET PRICE OF SOUTHERN HERITAGE BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION - Market for Common Stock" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption "MARKET PRICE OF SOUTHERN HERITAGE BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION - Dividends" is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Reg. M-A 1003(a) through (c)

(a)-(c)
See Item 2(a) above. The filing person is the subject company. Southern Heritage Bancshares, Inc. is incorporated in the State of Tennessee. During the last five years, Southern Heritage Bancshares, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Southern Heritage Bancshares, Inc.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 3020 Keith Street, N.W., Cleveland, Tennessee 37320.

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

J. Lee Stewart	Director; President; and Chief Executive Officer.

Mr. Stewart was previously employed with American National Bank in Chattanooga, First National Bank of Columbus, Georgia, and First American National Bank in Bristol, Tennessee before being transferred to the Cleveland, Tennessee branch. He is a graduate of Tennessee Wesleyan College, the National Commercial Lending Graduate School at the University of Oklahoma, and the Stonier Graduate School of Banking.

Steven W. Ledbetter	Director; Executive Vice President; and Chief Financial Officer.

Mr. Ledbetter is a graduate of Carson Newman College and the Stonier Graduate School of Banking.

Virginia Kibble	Senior Vice President; Cashier.

Ms. Kibble has 26 years of banking experience. Ms. Kibble is a graduate of Tennessee Wesleyan College and the School for Bank Administration at the University of Wisconsin.

Roger E. Jenne, Esq.	Director; Secretary of the Bank.

Mr. Jenne has been a practicing attorney since 1969. He received his B.S. in 1963 and his J.D. in 1966, both from the University of Tennessee at Knoxville.

Eddie N. Duncan, M.D.	Director.

Mr. Duncan has practiced ophthalmology since 1975.

Len D. Graham	Director.

Mr. Graham has been an insurance professional since 1975. He received his B.A. in Business Administration from the University of Southern Mississippi.

R. Danny Hays, M.D.	Director.

Mr. Hays is the owner and President of Sweetwater Radiology, P.C. He graduated from Tennessee Wesleyan College in 1954 and the University of Tennessee College of Medicine in 1958.

Clyde A. Kyle, Jr., M.D.	Director.

Mr. Kyle is a retired urologist. He graduated from Tennessee Wesleyan College in 1957 and from the University of Tennessee College of Medicine in 1958.

Larry S. McDaniel	Director.

Mr. McDaniel owns the business The Baby Place. He attended Cleveland State Community College for two years.

Lester T. Simerville, Sr.	Director.

Mr. Simerville is the President and owner of Specialty Enterprises, Inc., a real estate leasing company. He graduated from the Georgia Institute of Technology in 1960 with a B.S. in Textiles.

Henry S. Smith	Director.

Mr. Smith has been in the restaurant business since 1973. He owns and operates eight McDonald’s restaurants in Tennessee.

James F. Williams	Director.

Mr. Williams is the CEO and owner of B&W Contractors, Inc. d/b/a Cherokee Construction Company, the CEO of Earthworks Unlimited, and the President of Quality Steel Erectors, Inc. He has been involved in the construction industry for over 30 years.

Jim A. Workman	Director.

Mr. Workman has been in the real estate business since 1978 and is currently the owner/broker of Bender Realty. He received an Associates of Science in Business from Dyersburg State and attended East Tennessee State University.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.	TERMS OF TRANSACTION.

Reg. M-A 1004(a) and (c) through (f)

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," " PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," " PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction,” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction,” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Southern Heritage,” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Southern Heritage," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals,” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Accounting Treatment," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Material Federal Income Tax Consequences of the Reclassification Transaction,” "DESCRIPTION OF CAPITAL STOCK - Class A Common Stock, Class B Common Stock and Series A Preferred Stock” and "DESCRIPTION OF CAPITAL STOCK - Class A Common Stock, Class B Common Stock and Series A Preferred Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption ""QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Southern Heritage" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Dissenters’ Rights" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Southern Heritage,” "DESCRIPTION OF CAPITAL STOCK - Class A Common Stock, Class B Common Stock and Series A Preferred Stock " and "DESCRIPTION OF CAPITAL STOCK - Class A Common Stock, Class B Common Stock and Series A Preferred Stock  to be Issued in the Reclassification Transaction," is hereby incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," is hereby incorporated herein by reference.

(b)-(c)	Not applicable.

(e)	Not applicable.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Southern Heritage," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Accounting Treatment" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation, " "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Southern Heritage, " "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Southern Heritage" is hereby incorporated herein by reference.

ITEM 7.	PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Reg. M-A 1013

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," " PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," " PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," and " PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions " PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," " PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Southern Heritage," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of Southern Heritage," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

Reg. M-A 1014

(a)-(b)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Reg. M-A 1015

(a)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Transaction” "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" and "OTHER MATTERS - Reports, Opinions, Appraisals, and Negotiations" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reg. M-A 1007

(a)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Financing of the Reclassification Transaction" and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)
The information set forth in the proxy statement under the caption "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Fees and Expenses" is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reg. M-A 1008

(a)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Record and Beneficial Ownership of Common Stock” and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)	There have been no transactions in the subject securities in the past 60 days.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Reg. M-A 1012(d) and (e)

(d)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction,” and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Interests of Certain Persons in the Reclassification Transaction" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

Reg. M-A 1010(a) and (b)

(a)
The information set forth in the proxy statement under the captions "SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)" and "OTHER MATTERS - Information Incorporated by Reference" is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" is hereby incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the caption "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated by reference.

ITEM 15.	ADDITIONAL INFORMATION.

Reg. M-A 1011 (b)

(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.	MATERIAL TO BE FILED AS EXHIBITS.

Reg. M-A 1016

(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

(h)	Not applicable.

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 19, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007	Southern Heritage Bancshares, Inc.

By: J. Lee Stewart Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

(h)	Not applicable.

*Incorporated by reference to the Company's Schedule 14A filed with the SEC on October 19, 2007.